Exhibit (a)(5)(W)

ABRAHAM, FRUCHTER

& TWERSKY, LLP

TAKEO A. KELLAR (Bar No. 234470)

11622 El Camino Real, Suite 100

San Diego, CA 92130

Tel. (858) 764-2580

Fax (858) 764-2582

tkellar@aftlaw.com

Counsel for Plaintiff and the Putative Class

[Additional Counsel Appear on Signature Page]

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN JOSE DIVISION

HERBERT SILVERBERG, on Behalf of	Case No.: 19-4089
Himself and All Others Similarly Situated,
CLASS ACTION
Plaintiff,
CLASS ACTION COMPLAINT FOR
vs.	VIOLATIONS OF THE FEDERAL
SECURITIES LAWS
AEROHIVE NETWORKS, INC., INGRID
BURTON, REMO CANESSA, DAVID K.	JURY TRIAL DEMANDED
FLYNN, CURT GARNER, FRANK
MARSHALL, JOHN GORDON PAYNE,
and CONWAY RULON-MILLER,

Defendants.

Plaintiff Herbert Silverberg (“Plaintiff”), on behalf of himself and all others similarly situated, by his undersigned attorneys, alleges the following based upon personal knowledge as to his own acts and information and belief as to all other matters, based upon the investigation conducted by and through his attorneys, which included, among other things, a review of Defendants’ public documents, conference calls and announcements, U.S. Securities and Exchange Commission (“SEC”) filings, wire and press releases published by and regarding Aerohive Networks, Inc. (“Aerohive” or the “Company”), and advisories about the Company and its proposed acquisition, as described below.

NATURE OF THE ACTION

1.    This is a class action brought pursuant to Sections 14(d)(4), 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§78n(d)(4), 78n(e), 78t(a), and

CLASS ACTION COMPLAINT	-1-

SEC Rule 14d-9, 17 C.F.R. §240.14d-9(d) (“Rule 14d-9”), to enjoin the expiration of a tender offer (the “Offer”) which, if completed, will result in Extreme Networks, Inc., through its affiliate Clover Merger Sub, Inc. (“Purchaser” and collectively with Extreme Networks, Inc., “Extreme”), acquiring Aerohive (the “Proposed Transaction”) without Defendants making disclosure of relevant material facts. Alternatively, should the Proposed Transaction close based upon an uninformed shareholder vote, Plaintiff seeks appraisal damages for all damages sustained as a result of Defendants’ wrongdoing.

2.    On June 26, 2019, Extreme and Aerohive issued a joint press release announcing that they had entered into an Agreement and Plan of Merger, dated June 26, 2019 (the “Agreement”), pursuant to which Extreme proposes to acquire all of the outstanding shares of common stock of Aerohive at a price of $4.45 per share in cash (the “Offer Price”), in a transaction valued at approximately $272 million, and which assigns an enterprise value of approximately $210 million to Aerohive after accounting for its net cash balance of approximately $62 million. The Information Agent for the Offer is MacKenzie Partners, Inc., 1407 Broadway, New York, New York 10018, and the Offer is Pursuant to the Agreement. Extreme commenced the Offer on July 12, 2019. The Offer is scheduled to expire at midnight (New York City Time) at the end of the day on Thursday, August 8, 2019 (the “Expiration Time”).

3.    On July 12, 2019, Aerohive filed, with the SEC, a Solicitation/Recommendation Statement under Section 14(d)(4) of the Exchange Act on Schedule 14D-9 (the “Recommendation Statement”) recommending that Aerohive’s stockholders tender their shares in favor of the Proposed Transaction. The Recommendation Statement omits or misrepresents material information regarding, among other things: (a) Aerohive’s Financial Projections, including the projections relied upon by Evercore, its financial advisor; (b) Evercore’s Analyses and Fairness Opinion; and (c) the Process Leading up to the Proposed Transaction.

4.    The Board proposes, through the Recommendation Statement and without fully disclosing all material information, that Aerohive’s public stockholders divest of valuable Company equity. As a result of the Board’s omissions, Aerohive stockholders are unable to make a fully informed decision whether to tender their shares in support of the Proposed Transaction or seek appraisal, in violation of the Exchange Act. To remedy Defendants’ violations, Plaintiff seeks to enjoin the expiration of the Offer unless and until such problems are remedied.

CLASS ACTION COMPLAINT	-2-

JURISDICTION AND VENUE

5.    This Court has jurisdiction over the subject matter of this Action pursuant to Section 27 of the Exchange Act, 15 U.S.C. §78aa, 28 U.S.C. §§1331.

6.    Venue is proper in this Court pursuant to Section 27 of the Exchange Act, 15 U.S.C. §78aa, and 28 U.S.C. §1391. Many of the acts and transactions giving rise to the violations of law complained of herein occurred in this District and this is the District in which the Company maintains its principal place of business. In connection with the acts, conduct and other wrongs complained of herein, Defendants used the means and instrumentalities of interstate commerce. Moreover, Aerohive is headquartered in this District.

PARTIES

7.    Plaintiff is, and has been at all times relevant hereto, a continuous stockholder of Aerohive.

8.    Defendant Aerohive, according to its most recent Form 10-Q filed with the SEC, “has designed and developed a leading cloud networking platform and product portfolio using cloud management, machine learning and artificial intelligence to simplify and secure the access network.” The Company is headquartered at 1011 McCarthy Boulevard, Milpitas, California 95035, is incorporated under the laws of the State of Delaware, with its common stock traded on the New York Stock Exchange (the “NYSE”) under the ticker symbol “HIVE.”

9.    Defendant Ingrid Burton (“Burton”) has served as a member of the Company’s Board of Directors (the “Board”) since March 20, 2019 and serves on its compensation committee and its nominating and corporate governance committee.

10.    Defendant Remo Canessa has served as a member of the Board since September 2013 and serves as chair of its audit committee and a member of its compensation committee.

11.    Defendant David K. Flynn (“Flynn”) has served Chair of the Board since July 2013, as a member of the Board since July 2006, as Aerohive’s Chief Executive Officer since July 2007, and as Aerohive’s President since November 2007.

CLASS ACTION COMPLAINT	-3-

12.    Defendant Curt Garner has served as a member of the Board since June 2015 and serves on its audit committee.

13.    Defendant Frank Marshall (“Marshall”) has served as a member of the Board since March 2011 and serves as chair of its nominating and corporate governance committee.

14.    Defendant John Gordon Payne (“Payne”) has served as a member of the Board since March 2014 and serves as chair of its compensation committee and as a member of its audit committee.

15.    Defendant Conway Rulon-Miller (“Rulon-Miller”) has served as a member of the Board since May 2009 and serves on its compensation committee.

16.    The defendants named in ¶¶ 9-15 are collectively referred to herein as the “Individual Defendants.”

17.    The Individual Defendants, along with defendant Aerohive, are collectively referred to herein as “Defendants.”

RELEVANT NON-PARTIES

18.    Extreme, according to the June 26, 2016, joint press release announcing the Proposed Transaction, “delivers software-driven solutions from the enterprise edge to the cloud that are agile, adaptive, and secure to enable digital transformation.” It is based in San Jose, California and was founded in 1996.

19.    Clover Merger Sub, Inc. is a wholly owned subsidiary of Extreme and was formed solely for the purpose of facilitating the acquisition of Aerohive by Extreme. Purchaser has not carried on any activities other than those related to its formation, the Offer and the Merger. Upon consummation of the proposed Merger, Purchaser will merge with and into Aerohive and will cease to exist.

SUBSTANTIVE ALLEGATIONS

A.	Background to the Proposed Transaction

20.    In February 2017, Aerohive engaged Evercore Group L.L.C. (“Evercore”) to serve as its financial advisor in connection with evaluating potential strategic alternatives following an approach from an activist investor. Evercore continued to advise the Company from time to time concerning strategic alternatives.

CLASS ACTION COMPLAINT	-4-

21.    In late 2017, Aerohive received an unsolicited inquiry from a strategic “Party A” and an unsolicited inquiry from a strategic “Party B” during early 2018. In March 2018, the Board, with the assistance of Aerohive’s executive management and Evercore, undertook efforts to contact four other potential acquriors, none of which resulted in a proposal to acquire Aerohive.

22.    On August 8, 2018, Flynn was introduced to Ed Meyercord (“Meyercord”), Extreme’s President and Chief Executive Officer and Chairman of Extreme’s board of directors.

23.    On August 9, 2018, Meyercord emailed Flynn indicating that Extreme had been contemplating ways in which Extreme and Aerohive might work together. Flynn and Meyercord planned to meet during September 2018.

24.    On September 18, 2018, Flynn and Meyercord met. Meyercord indicated that, given various parameters, Aerohive could be an attractive and realistic acquisition target for Extreme. Meyercord suggested that the second calendar quarter of 2019 might be a preferable time to engage in collaborative discussions about a potential acquisition. Flynn and Meyercord agreed that they would stay in touch with respect to such matters.

25.    On October 24, 2018, the Board met and discussed, among other things, Aerohive’s potential strategic alternatives, including the interest Meyercord had indicated in his prior discussions with Flynn, certain of the unsolicited inquiries that Aerohive had received during 2017 and early 2018, and the strategic outreach conducted during 2018. The Board directed Aerohive’s executive management to request Evercore to give a presentation at the next regular meeting concerning market and competitive positioning of Aerohive and potential strategic alternatives.

26.    On January 8, 2019, Stanphyl Capital Management published a letter to its investors disclosing a position in the Company, and stating, in part:

Also new to the fund in December are shares of Aerohive Networks (NYSE:HIVE), a cash-flow positive maker of enterprise level wi-fi equipment with a 65% gross margin and a massive amount of net cash on the balance sheet (over $1.30/share of our $3.28/share purchase price), for which we paid just a hair over 1x annual gross profit (on an EV basis). Aerohive is a “busted IPO”

CLASS ACTION COMPLAINT	-5-

from 2014, abandoned by the market due to a disappointing lack of revenue growth, but at the price we paid the high-margin revenue is so cheap that - as with many of our long positions - it makes an attractive target for a strategic buyer if the company is unable to grow itself.

An acquisition price at an EV of just 1.5x revenue (reasonable for a 65% gross margin company with 29% subscription revenue) would be around $5.60/share. By way of comparison, Brocade bought Ruckus Networks, Aerohive’s most direct competitor, for around 2.5x revenue in 2016, and although at that time Ruckus was still in “growth mode,” it was earnings and cash-flow negative.

27.    On January 25, 2019, Flynn called Meyercord and indicated that at an upcoming meeting the Board would discuss Aerohive’s go-forward strategies and potential strategic alternatives and inquired about Extreme’s continued interest in a potential acquisition of Aerohive. Meyercord confirmed that Extreme would be interested in exploring a potential acquisition of Aerohive and that the second calendar quarter of 2019 continued to be Extreme’s preferred time to engage in discussions. On January 25, 2019, Aerohive’s stock closed at $4.21 per share.

28.    On January 30, 2019, the Board held a meeting, which was attended by certain members of Aerohive’s executive management and representatives of Evercore and Wilson Sonsini Goodrich & Rosati, P.C. (“Wilson Sonsini”), Aerohive’s outside legal counsel, during which, among other things, representatives of Evercore gave a presentation regarding Aerohive’s market and competitive positioning and potential strategic alternatives available to Aerohive. Members of the Board and representatives of Evercore discussed various communications from third parties regarding levels of potential interest in discussions relating to a potential strategic transaction involving Aerohive, including the discussions that Flynn had with Meyercord. The Board also discussed the unsolicited inquiries that Aerohive had received during 2017 and early 2018 and the strategic outreach conducted during 2018, and the landscape of potential parties that might have interest in pursuing a strategic transaction with Aerohive.

29.    On March 13, 2019, Flynn emailed Meyercord to inquire about Extreme’s continued interest in pursuing an acquisition of Aerohive on the timeline previously discussed, and, in response, on March 14, 2019, Meyercord reaffirmed Extreme’s interest.

CLASS ACTION COMPLAINT	-6-

30.    During the first week of April 2019, after conducting a preliminary review of the results of its operations for the first fiscal quarter of 2019 (“1Q19”), Aerohive’s executive management determined that Aerohive’s operating results for 1Q19 would likely underperform previously stated guidance.

31.    On April 2, 2019, Flynn called Meyercord to follow-up on their previous conversations regarding a potential strategic transaction. Meyercord reaffirmed Extreme’s potential interest in pursuing a potential strategic transaction with Aerohive and proposed that Extreme and Aerohive schedule a preliminary meeting regarding a potential strategic transaction.

32.    On April 3, 2019, the Board held a meeting. Flynn and John Ritchie (“Ritchie”), Aerohive’s Senior Vice President, Chief Financial Officer, and Chief Operating Officer, presented a summary of the preliminary review of Aerohive’s operating results for 1Q19. The Board then discussed such preliminary review and, in particular, the fact that such preliminary review indicated that Aerohive had underperformed its previously stated guidance for 1Q19 and the anticipated public announcement of the operating results for 1Q19. Following such discussion, Flynn updated the Board on his recent exchange with Meyercord and, after discussing the matter and again considering Aerohive’s preliminary review of its 1Q19 operating results, and after consulting with representatives of Evercore, the Board determined that Flynn should further engage with Meyercord regarding a potential strategic transaction.

33.    On April 4, 2019, Flynn emailed Meyercord indicating that Aerohive would be willing to make representatives of its management available for a preliminary meeting with Extreme if Extreme entered into a non-disclosure agreement, a form of which was attached to the email and did not contain a standstill provision.

34.    On April 8, 2019, Aerohive and Extreme entered into a mutual Non-Disclosure Agreement, and Extreme provided Aerohive an initial list of preliminary due diligence items it wanted to review.

35.    From April 9, 2019 to April 18, 2019, Ritchie and Rémi Thomas (“Thomas”), Extreme’s Chief Financial Officer, held telephonic discussions concerning certain financial matters related to Extreme’s potential acquisition of Aerohive.

CLASS ACTION COMPLAINT	-7-

36.    On April 10, 2019, Flynn communicated to Meyercord that Aerohive’s executive management determined that Aerohive’s operating results for 1Q19 underperformed Aerohive’s previously stated guidance.

37.    On April 15, 2019, Aerohive publicly announced that its revenue for 1Q19 was expected to be approximately $33 million, which was below Aerohive’s previous guidance of between $36 million to $38 million; that, on a GAAP basis, Aerohive expected net loss per share for 1Q19 to be in the range of $0.15 to $0.16, compared with previously stated guidance of a net loss range of $0.08 to $0.10 per share; and that, on a non-GAAP basis, Aerohive expected net loss per share to be in the range of $0.09 to $0.10, compared with previously stated guidance of a net loss range of $0.01 to $0.03 per share.

38.    On April 17, 2019, Aerohive and Extreme held an in-person due-diligence meeting attended by Flynn and Ritchie and Alan Amrod (“Amrod”), Aerohive’s Senior Vice President, Product & Sales, and Meyercord and other members of Extreme’s management. During the meeting, the Aerohive representatives discussed, among other things, Aerohive’s product portfolio, marketing positioning, go-to-market strategy, and financial performance, and the attendees engaged in various related discussions.

39.    On April 22, 2019, Meyercord communicated to Flynn an oral indication of interest contemplating that Extreme would be willing to acquire Aerohive for up to $4.00 per share in cash, subject to confirmatory due diligence. In response, Flynn expressed an expectation that a substantially higher price would likely be needed to be proposed for the Board to be supportive of a potential transaction.

40.    On April 24, 2019, the Board met and Flynn provided an update on communications with Extreme. The Board discussed potential interest of other potential strategic transaction counterparties. As part of such discussions, representatives of Evercore gave a presentation with respect to various strategies that the Board might consider in connection with its evaluation of Aerohive’s strategic alternatives, and, in consultation with Evercore, the Board determined which strategic parties and financial sponsors would likely have the most strategic interest and financial ability to acquire Aerohive and, of these, to whom outreach should be made regarding a potential

CLASS ACTION COMPLAINT	-8-

sale of Aerohive, which included Party A and Party B. The Board discussed the composition and function of a Special Transactions Committee of the Board and its engagement with Extreme and other third parties and the Board concerning a potential strategic transaction. The Board formed a “Special Transactions Committee” consisting of Marshall and Payne, to facilitate executive management’s negotiations with respect to a potential transaction in the event that Board review and input was required but the convening of a meeting of the full Board was not practicable, while ensuring that all material issues be considered at a meeting of the full Board.

41.    Beginning on April 25, 2019, representatives of Evercore and members of Aerohive’s executive management contacted 10 parties (as well as certain of their financial sponsors), including Party A and Party B, and three parties expressed initial interest: (i) Party B, which was initially contacted on April 25, 2019; (ii) a financial sponsor with a strategic portfolio company (“Party C”), which was initially contacted on April 25, 2019; and (iii) one other strategic party (“Party D”), which was initially contacted on May 7, 2019.

42.    On April 26, 2019, Ritchie and Amrod held a telephonic discussion with Thomas and Nabil Bukhari, Extreme’s Vice President of Product, regarding Aerohive’s cloud business and related matters.

43.    On April 26, 2019, representatives of Evercore held a call with representatives of Party B, who indicated that Party B would be interested in assessing a potential acquisition of Aerohive and conducting related due diligence.

44.    On April 27, 2019, Flynn and a representative of Party A held a telephonic discussion during which the representative of Party A stated that Party A would not pursue a potential acquisition of Aerohive.

45.    On April 29, 2019, the Board met and Flynn gave an update on the strategic outreach undertaken by Evercore and certain members of Aerohive’s executive management, including further communications with Extreme as well as Party B. Flynn informed the Board of Party A’s decision not to pursue further discussions. The Board then discussed the varying levels of potential interest in considering a potential strategic transaction expressed by Extreme, Party B, and other third parties. The Board then discussed and considered the terms and conditions of a proposed renewed engagement letter between Evercore and Aerohive and approved the terms and conditions of such engagement letter.

CLASS ACTION COMPLAINT	-9-

46.    On May 1, 2019, the Special Transactions Committee held a meeting, also attended by Burton and Flynn, certain members of Aerohive’s executive management and representatives of Evercore and Wilson Sonsini. Flynn and Evercore gave an update on the strategic outreach undertaken by Evercore and certain members of Aerohive’s executive management, including discussions with Extreme and Party B. The Special Transactions Committee directed Evercore and members of Aerohive’s executive management team to continue to engage in strategic outreach and specific discussions with Extreme and Party B. At the request of the Strategic Transactions Committee, representatives of Evercore also gave a presentation concerning Evercore’s preliminary valuation analysis of Aerohive.

47.    On May 2, 2019, Aerohive and Party C entered into a non-disclosure agreement, which, among other things, included a customary standstill provision that permitted Party C to make non-public proposals and that automatically terminated if Aerohive entered into a definitive agreement for a change of control transaction.

48.    On May 3, 2019, Flynn and Meyercord engaged in a telephonic discussion concerning the plan for the parties’ engagement going forward.

49.    On May 9, 2019, Flynn and Meyercord telephonically discussed Aerohive’s process for evaluating a potential sale of Aerohive. Meyercord indicated that Extreme would be willing to increase its proposal to acquire Aerohive to $4.25 per share in cash and, in response, Flynn said that the Board was anticipating a price closer to $4.80 per share in cash.

50.    On May 10, 2019, Ritchie and Amrod held a telephonic discussion with Thomas and Bob Gault, Extreme’s Chief Revenue and Services Officer, during which the parties discussed Aerohive’s business and other related matters.

51.    On May 10, 2019, Extreme delivered to Aerohive a written non-binding indication of interest contemplating that Extreme would acquire Aerohive for $4.25 per share in cash.

52.    Over the next several weeks, Aerohive and Extreme exchanged information.

CLASS ACTION COMPLAINT	-10-

53.    On May 13, 2019, a representative of Evercore and a representative of Extreme engaged in telephonic discussion regarding the discussions between Aerohive and Extreme and indicated that Aerohive expected to complete its process within one or two more weeks.

54.    On May 16, 2019, a representative of Party D, which did not engage in any substantive discussions regarding a potential acquisition of Aerohive and did not enter into a non-disclosure agreement, emailed representatives of Evercore indicating that it was no longer interested in pursuing a potential acquisition of Aerohive.

55.    Also on May 13, 2019, the Special Transactions Committee held a meeting which was also attended by Rulon-Miller and Flynn. The Special Transactions Committee discussed, inter alia, Aerohive’s ongoing business and existing strategic partners and how both might be affected by pursuing a potential strategic transaction with Extreme, Party B, or another third party.

56.    On May 20, 2019, Flynn and Meyercord engaged in a telephonic discussion about, inter alia, Extreme and Aerohive’s process for evaluating a potential sale of Aerohive.

57.    On May 21, 2019, Aerohive and Party B entered into a letter agreement extending to April 1, 2020 the terms of a previously executed non-disclosure agreement. That same day, Aerohive’s and Party B’s managements held an in-person due diligence meeting.

58.    On May 22, 2019, a representative of Party B and representatives of Evercore held a telephonic discussion, during which the representative of Party B communicated an oral indication of interest between $3.95 and $4.10 per share in cash.

59.    On May 24, 2019, representatives of Party C indicated to representatives of Evercore that it was no longer willing to proceed towards a potential acquisition of Aerohive considering Aerohive’s then-current trading levels and the overall transaction timing.

60.    On May 24, 2019, a representative of Evercore and a representative of Extreme held a telephonic discussion during which the Evercore representative, at the direction of the Special Transactions Committee, stated that Extreme’s proposal to acquire Aerohive for $4.25 per share in cash was insufficient and made a counter-proposal of $4.80 per share in cash.

CLASS ACTION COMPLAINT	-11-

61.    On May 25, 2019, a representative of Extreme sent an email to representatives of Evercore stating, among other things, that Extreme would increase its proposal to acquire Aerohive to $4.30 per share in cash and requesting that the parties enter exclusive discussions immediately.

62.    On May 28, 2019, Party B delivered a written non-binding indication of interest contemplating that Party B would acquire Aerohive at a price per share in cash ranging between $4.00 and $4.30, not subject to any financing condition, and attached a form exclusivity agreement.

63.    On May 28, 2019, the Board met, during which, among other things, Flynn and representatives of Evercore summarized the recent proposals from, and gave an update on the discussions with, Extreme and Party B. Representatives of Evercore also confirmed that it had completed its strategic outreach and no other third party continued to express interest in a potential strategic transaction involving Aerohive. The Board then discussed the indications of interest. At the Board’s request, representatives of Evercore also gave a presentation concerning Evercore’s updated preliminary valuation analysis of Aerohive. The Board directed Evercore and members of Aerohive’s executive management team to continue to negotiate with Extreme as well as Party B for the highest price reasonably attainable.

64.    On May 28, 2019, a representative of Evercore called a representative of Extreme and, at the direction of the Board and after consulting with members of Aerohive’s executive management, proposed that Extreme acquire Aerohive for $4.70 per share in cash and indicated that, assuming such terms were acceptable to Extreme, Aerohive would be willing to enter into an exclusivity agreement with Extreme on terms that would be reflected in a revised draft exclusivity agreement. Following such call, the representative of Evercore sent the representative of Extreme a revised draft exclusivity agreement.

65.    On May 29, 2019, a representative of Evercore and a representative of Extreme held a telephonic discussion during which the representative of Extreme indicated that Extreme would be willing to increase its proposal to acquire Aerohive to $4.40 per share in cash.

66.    On May 29, 2019, at the direction of the Special Transactions Committee and after consulting with members of Aerohive’s management, a representative of Evercore called a representative of Extreme and made a counterproposal of $4.55 per share in cash. Also on May 29, 2019, a representative of Evercore sent a representative of Extreme a revised draft of the exclusivity agreement.

CLASS ACTION COMPLAINT	-12-

67.    On May 29, 2019, representatives of Evercore and a representative of Party B held a telephonic discussion during which the representative of Party B indicated that Party B would be able to proceed in discussions regarding an acquisition of Aerohive at $4.30 per share in cash, the top end of its previously communicated range.

68.    On May 30, 2019, a representative of Evercore and a representative of Extreme held a telephonic discussion during which the representative of Extreme stated that Extreme would deliver a written non-binding indication of interest contemplating that Extreme would acquire Aerohive for $4.45 per share in cash, which would be Extreme’s “best and final” offer, and would require that Aerohive enter into an exclusivity agreement with Extreme.

69.    Thereafter on May 30, 2019, a representative of Evercore and a representative of Party B held a telephonic discussion during which the representative of Evercore indicated that Party B would need to enhance its proposal in order to present a compelling offer to Aerohive and, in response, the representative of Party B indicated that Party B would not be willing to increase its proposal.

70.    On May 30, 2019 Flynn updated the Board on recent communications with Extreme as well as Party B. The Board then adopted resolutions, among other things, approving a form of exclusivity agreement with Extreme and authorizing the officers of Aerohive to enter into such exclusivity agreement, subject to Aerohive’s receipt of a written non-binding indication of interest to acquire Aerohive for $4.45 per share in cash.

71.    On May 30, 2019, Extreme delivered a written non-binding indication of interest stating Extreme’s proposal to acquire Aerohive for $4.45 per share in cash, not subject to any financing condition, and a proposed exclusivity agreement, which contemplated that the parties would enter into exclusive discussions until June 30, 2019.

72.    On May 31, 2019, Aerohive executed and delivered the exclusivity agreement, which set forth certain terms on which Extreme and Aerohive would continue negotiations.

CLASS ACTION COMPLAINT	-13-

73.    From June 1, 2019 until June 26, 2019, Aerohive and Extreme, and their counsel and advisors, engaged due diligence.

74.    On June 25, 2019, Aerohive hit a 52-week low of $3.12 per share.

75.    On June 26, 2019, the Board met and resolved to enter into the Agreement based upon, inter alia, Evercore’s oral opinion to the Board, subsequently confirmed in writing.

76.    The Agreement contains: a “no solicitation” provision that forbids the Individual Defendants from soliciting, communicating, and negotiating with potential buyers; requires Extreme to be advised promptly of any unsolicited proposals or inquiries about a superior proposal; and, only allows the Board to change its recommendation in limited circumstances where Extreme has refused to match a superior proposal.

B.	The Proposed Transaction

77.    Before the opening of markets in the United States on June 26, 2019, Aerohive and Extreme issued a joint press release announcing the Proposed Transaction. The press release stated, in part:

SAN JOSE, Calif., and Milpitas, Calif., June 26, 2019 — Extreme Networks, Inc. (Nasdaq: EXTR), a software-driven networking company, and Aerohive Networks (NYSE: HIVE), a pioneer in cloud-managed networking, today announced they have entered into a definitive agreement under which Extreme will acquire all of the outstanding shares of common stock of Aerohive at a price of $4.45 per share in cash, representing an aggregate purchase price of approximately $272 million. Accounting for Aerohive’s net cash balance of $62 million at the end of March, the deal is equivalent to an enterprise value of $210 million. The acquisition of Aerohive will add critical cloud management and edge capabilities to Extreme’s portfolio of end-to-end, edge to cloud networking solutions. It will provide a strong subscription revenue stream and strengthen Extreme’s position in wireless LAN at a critical technology transition to Wi-Fi 6. Extreme expects the acquisition to be accretive to non-GAAP earnings per share starting in fiscal year 2020.

Aerohive is a leader in cloud management, AI and machine learning. It was among the first companies to offer controller-less Wi-Fi and cloud network management, including cloud-managed Wi-Fi and network access control (NAC), and today is the second leading provider of Cloud Managed Wireless LAN Services¹. It recently delivered the industry’s first trio of Wi-Fi 6 access points, along with

CLASS ACTION COMPLAINT	-14-

the industry’s first pluggable access point. Aerohive has a global footprint of 30,000 cloud wireless LAN customers in verticals including education, healthcare, state and local government, and retail. This acquisition will bring new automation and intelligence capabilities to Extreme’s Elements portfolio. It will expand Extreme’s technology leadership in Wi-Fi and NAC, adding cloud-managed Wi-Fi and NAC solutions to complement its on-premises Wi-Fi and NAC technology, driving Extreme deeper into key verticals and presenting numerous opportunities for cross-sell and up-sell within the combined portfolios.

Extreme expects to gain new SD-WAN capabilities, in all expanding its total addressable market by a total of $1B in a market with a CAGR of 19% 2019 through 2022.² At a time when many of Extreme’s customers and partners are turning toward as-a-service/subscription models to reduce costs and gain efficiencies, Aerohive will expand Extreme’s mix of revenues to approximately 30% from subscription recurring revenue.

With Aerohive, Extreme will offer customers and partners more choices for cloud and on-premises wired and wireless technology, and an industry-leading solution for cloud-based network management – all from a single vendor and backed by its award-winning, insourced services and support team. Post-acquisition, customers and partners of Extreme and Aerohive will be able to mix and match a broader array of software, hardware, and services Elements to create networks that support their unique needs and that may be managed and automated from end-to-end – from the enterprise edge to the cloud – to advance their digital transformation efforts.

¹	Cloud-Managed Networking Market Report – 2019, June 6, 2019, IHS Markit
²	Worldwide SD-WAN Infrastructure Forecast, 2018–2022, August 2018, IDC

Terms of the Agreement

The acquisition is structured as an all-cash tender offer for all outstanding common stock of Aerohive, followed by a merger of a wholly-owned subsidiary of Extreme with and into Aerohive. Under the terms of the merger agreement, Extreme will commence a tender offer to acquire all of the outstanding shares of Aerohive’s common stock at a price of $4.45 per share in cash, representing an aggregate purchase price of $272 million, plus the assumption of unvested options and restricted stock units. The Board of Directors of both Extreme and Aerohive have unanimously approved the terms of the merger agreement, and the Board of Directors of Aerohive has

CLASS ACTION COMPLAINT	-15-

resolved to recommend that Aerohive’s stockholders accept the offer once it is commenced. The acquisition is not subject to a financing condition and Extreme expects to fund the acquisition from a combination of available cash and committed debt financing. The acquisition is subject to customary conditions, including the tender of the majority of the outstanding shares of Aerohive’s common stock and regulatory approvals in the U.S. and Germany. The acquisition is expected to close during Extreme’s first quarter of the fiscal year 2020.

Latham & Watkins LLP acted as legal advisor to Extreme. Evercore Group LLC acted as financial advisor to Aerohive and Wilson Sonsini Goodrich & Rosati, Professional Corporation acted as legal advisor to Aerohive.

Executive Perspectives

Ed Meyercord, President and CEO, Extreme Networks

“The acquisition of Aerohive establishes our leadership in cloud, AI, and ML, adding a proven and mature cloud services platform and subscription service model for Extreme’s customers and partners. Extreme continues to invest in software and AI to expand the automation capabilities across our portfolio of edge-to-cloud networking solutions. The ability to improve user experiences, lower operating expenses, and deliver cloud-managed networks is key to our strategy.”

“After scaling Extreme’s business to $1B in revenue and expanding our portfolio to include end-to-end enterprise networking solutions, we are now taking the next step to transform our business to add sustainable, subscription-oriented cloud-based solutions that will enable us to drive recurring revenue and improved cash flow generation. Extreme expects this deal to be accretive to our FY20 outlook as it accelerates our plans to achieve over 60% gross margin and 15% operating income on an exit run rate.”

“As we close out our fiscal fourth quarter 2019, we are confident in our guidance and continue to see strong wins in the market across our product portfolio, in cross-selling opportunities and targeted industry verticals in all of our geographies, along with improved linearity. Beginning in our fiscal fourth quarter, Extreme will incur charges in the range of $14 to $16 million through the second quarter of fiscal 2020, inclusive, as we take steps to bring down our cost structure, demonstrating our commitment to achieving the gross and operating margin targets we have laid out. This will lead to annualized cost savings in the range of $24 to $27 million.”

CLASS ACTION COMPLAINT	-16-

David Flynn, President and CEO of Aerohive

“This acquisition by Extreme is a major milestone for Aerohive. The role that cloud-managed technology plays in modern enterprises is impossible to overstate – it is where digital transformation is won and lost. Aerohive’s expertise and excellence in cloud management and edge technology, combined with Extreme’s extensive solutions portfolio and continued investment in software and AI for automation, gives our customers the most advanced digital experiences in the market. Together we will push networking into a new era – making infrastructure smarter, more autonomous, and the driver of business value.”

Conference Call:

Please join Extreme Networks’ management and Aerohive Networks’ management on a conference call at 8:30 a.m. Eastern (5:30 a.m. Pacific) today to discuss the announcement. The conference call will be available to the public through a live audio web broadcast via the internet at http://investor.extremenetworks.com. The conference call may also be heard by dialing 1(877) 303-9826 or 1 (224) 357-2194 from outside the U.S. Supplemental information to be discussed during the conference call will be posted at http://investor.extremenetworks.com. The encore recording will be available through July 3, 2019 on the investor section of the Extreme website, or it can be accessed by dialing 1 (855) 859-2056 or 1 (404) 537-3406from outside the U.S. using conference ID # 3494282.

About Extreme Networks

Extreme Networks, Inc. (EXTR) delivers software-driven solutions from the enterprise edge to the cloud that are agile, adaptive, and secure to enable digital transformation. Our 100% in-sourced services and support are number one in the industry. Even with 30,000 customers globally, including half of the Fortune 50 and some of the world’s leading names in business, hospitality, retail, transportation and logistics, education, government, healthcare and manufacturing, we remain nimble and responsive to ensure customer and partner success. We call this Customer-Driven Networking™. Founded in 1996, Extreme is headquartered in San Jose, California. For more information, visit Extreme’s website or call 1-888-257-3000.

About Aerohive Networks

Aerohive uses Cloud Management, Machine Learning, and Artificial Intelligence to radically simplify and secure the Access Network. Our Cloud-Managed Wireless, Switching, Routing, and Security technologies provide unrivalled flexibility in deployment, management, and licensing. Credited with pioneering Controller-

CLASS ACTION COMPLAINT	-17-

less Wi-Fi and Cloud Management, Aerohive delivers continuous innovation at Cloud-speed that constantly challenges the industry norm, allowing customers to rethink what’s possible. Our innovations and global cloud footprint radically simplify Access Network operation for 30,000+ customers and 10+ million daily users. See how at www.aerohive.com/customers.

Aerohive was founded in 2006 and is headquartered in Milpitas, CA. For more information, please visit www.aerohive.com, call us at 408-510-6100, follow us on Twitter @Aerohive, subscribe to our blog, or become a fan on our Facebook page.

Additional Information and Where to Find It

The description contained herein is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any shares of Aerohive’s common stock. The tender offer for the outstanding shares of Aerohive’s common stock described in this report has not commenced. At the time the tender offer is commenced, Extreme will file or cause to be filed a Tender Offer Statement on Schedule TO with the SEC and Aerohive will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Aerohive’s stockholders at no expense to them. In addition, all of those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov. [emphasis added]

78.    During the conference call identified in the joint press release, Christian David Schwab, a senior research analyst at Craig-Hallum Capital Group LLC, noted that he thinks “this is a wonderful deal for Extreme” and Cynthia L. Paul Cynthia L. Paul, founder & CIO of Lynrock Lake LP partook in the following colloquy:

I have actually, in 25 years of being a public investor, I’ve never asked a question on a call before. So look, I think your companies belong together. I’m really scratching my head at the valuation. I feel like Extreme is stealing Aerohive here. I mean, I don’t understand why not print another good quarter. The stock was just at $5 a few months ago. You have a strong second half. You said you’re going to make the quarter. Why not let the stock just get above these levels naturally on its own? And then maybe you can

CLASS ACTION COMPLAINT	-18-

think about M&A, but you have a good organic growth story here. So I’d like to understand what the process was and why the Board is selling out here at frankly way too lower valuation you’re letting Ed steal the company from you?

EDWARD B. MEYERCORD: Cynthia, it’s great to have you on the call. I mean, I think Dave, I think we’ve kind of pushed this over, but Cynthia, I will comment that what you’re talking about as a 40% premium to where the stock has been trading, which is a pretty full premium. And from our standpoint, what I would say is that, it really gets back down to scale. And that was the conversation that I think we have with Dave and the Board about what is that — when you’re up, when you’re competing against the kinds of players that we’re competing against on a global scale, you need to have scale. And so that was a big part of it as we’re all kind of transitioning to WiFi 6. And from a 90 — if you look at it from a 90-day perspective, there’s still a decent — there’s still a decent premium that were banked with the asset. Dave, do you want to comment?

DAVID K. FLYNN: Yes. Cynthia, obviously, we see a good opportunity in the combination with Extreme. And I’m aware the stock was, was at higher price before we had disappointing Q1, but we did have a disappointing Q1 where we were meaning to rebuild off of that. And despite the fact, we did indicate we have a strong E-Rate season. That was public knowledge and presumably factored into the share price. So you’re going to rerun a process, given that purchased by Extreme and did market checks, we and the Board deemed that this was an attractive path for the company relative to where the stock was trading, and we’re excited about the combination with the 2 companies.

CYNTHIA L. PAUL: So the market’s inability to value your stock appropriately means that long-term shareholders don’t get the right value, I mean, looking at where MIS just sold, I mean, I’m looking at where other assets have sold, it doesn’t seem unreasonable to have gotten something more like 2x sales. I mean, we can take this conversation off-line. I’m a little confused at the decision here. [emphasis added]

C.	Insiders’ Interests in the Proposed Transaction

79.    Aerohive insiders have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public stockholders of Aerohive.

CLASS ACTION COMPLAINT	-19-

80.    Company insiders stand to reap a substantial financial windfall for securing the deal with Extreme. Pursuant to the Merger Agreement, all unvested equity-based awards held by Company executives and directors will be converted into the right to receive cash payments. The following tables set forth the cash payments Aerohive’s executive officers and directors stand to receive in connection with their vested and unvested equity awards:

Name	Number of Shares Owned(1)	Cash Consideration for Owned Shares ($)(2)
Non-Employee Directors
Ingrid Burton	0	0
Remo Canessa	124,195	552,669
Curtis E. Garner	82,615	367,637
Frank J. Marshall(3)	380,579	1,693,577
Conway “Todd” Rulon-Miller	179,961	800,826
John Gordon Payne	105,910	471,300

Executive Officers
David K. Flynn*(4)	1,632,966	7,266,699
John Ritchie	287,380	1,278,841
Alan Cuellar Amrod	58,036	258,260

*	Mr. Flynn is both a director and an executive officer.
(1)	Based on the number of Shares owned as of July 8, 2019.
(2)	Calculated based on (i) the number of owned Shares, multiplied by (ii) $4.45.
(3)	Includes 112,384 Shares held by Big Basin Partners LP, of which Mr. Marshall serves as a General Partner.
(4)	Includes 1,345,427 Shares held by the David and Pamela Flynn co-ttees Flynn Living Trust dtd 07/22/99.

81.    Moreover, if they are terminated in connection with the merger, Aerohive’s named executive officers will receive substantial severance benefits, including cash payments, in the form of golden parachute compensation, as set forth in the following table:

Name	Salary Severance ($)(1)	Bonus Severance ($)(2)	Prorated Bonus Severance ($)(3)	Other Benefits ($)(4)	Total ($)
David K. Flynn	380,000	376,200	228,552	31,387	1,016,138
John Ritchie	365,000	216,700	131,651	31,387	744,738
Alan Cuellar Amrod	365,000	216,700	131,651	22,512	735,864

(1)	Represents the lump sum cash amount equal to 12 months of the executive officer’s base salary.
(2)

Represents the lump sum cash amount equal to 100% of the executive officer’s target annual bonus for 2019 (which is the greater of (a) the executive officer’s most recent actual annual bonus or (b) the executive officer’s then-target annual bonus).

(3)

Represents the lump sum cash amount equal to 100% of the executive officer’s target annual bonus for 2019 (which is the greater of (a) the executive officer’s most recent actual annual bonus or (b) the executive officer’s then-target annual bonus), prorated for partial year of service from January 1, 2019, through August 9, 2019, which for purposes of this table assumes that the executive officer’s employment terminates on such date.

(4)	Represents the estimated value of reimbursement of continued health coverage under COBRA for a period of 12 months.

II.	MATERIAL MISSTATEMENTS OR OMISSIONS

A.	The Recommendation Statement

82.    The Recommendation Statement filed with the SEC and disseminated to Aerohive’s stockholders was materially incomplete and misleading. As a result, the Company’s stockholders cannot make an informed decision whether to tender their shares in connection with the Offer or seek appraisal.

83.    Specifically, as set forth below, the Recommendation Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (a) Aerohive’s Financial Projections, including the projections relied

CLASS ACTION COMPLAINT	-20-

upon by Evercore, its financial advisor; (b) Evercore’s Analyses and Fairness Opinion; and (c) the Process Leading up to the Proposed Transaction. Accordingly, Aerohive stockholders are being asked to make a decision whether to tender their shares in connection with the Offer or seek appraisal without all material information at their disposal.

1.	Aerohive’s Financial Projections

84.    The Recommendation Statement is materially deficient because it fails to disclose material information relating to the Company’s intrinsic value and prospects going forward.

85.    The Recommendation Statement fails to disclose material information relating to the Company’s projections provided by Aerohive’s management and relied upon by Evercore for its financial analyses, discussed below.

86.    The Recommendation Statement discloses (at page 27) that:

In response to the Company’s operating results for 1Q19, and in connection with and in light of evolving business conditions and other circumstances, Aerohive’s management prepared a revised operating plan for calendar year 2019 in conjunction with financial projections for calendar years 2019 through 2021, which were, in connection with the financial analysis conducted by Evercore (see the discussion under the caption “—Opinion of Aerohive’s Financial Advisor” below), later extrapolated out to 2023 by Aerohive’s management (such financial projections and extensions, collectively, the “Projections”). The Projections were provided to the Board and Evercore, and certain portions of the Projections were provided to Extreme, during the evaluation of the Transactions.

87.    The “Projected Financial Information” disclosed by the Recommendation Statement, fails to disclose all line items used to calculate each of the metrics not presented in accordance with generally accepted accounting principles (“GAAP”). The disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion.

88.    The Recommendation Statement further recognizes that it “contains non-GAAP financial measures including EBIT, EBITDA (as defined below) and Unlevered Free Cash Flow…. A material limitation associated with the use of the above non-GAAP financial measures

CLASS ACTION COMPLAINT	-21-

is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.”

89.    Evercore’s analysis also states, in part, that “it considered estimated earnings before interest, tax, depreciation, and amortization (“EBITDA”), for calendar years 2019 and 2020” and that “[t]he EBITDA for all of the selected public companies generally excludes the impact of stock-based compensation expense, amortization of acquired finite-lived intangibles and other non-recurring expenses[.]”

90.    The Recommendation Statement fails to provide line item projections for the metrics used to calculate these non-GAAP measures or otherwise reconcile the non-GAAP projections to GAAP. The omission of the line item projections renders the non-GAAP projections included in the Recommendation Statement materially misleading and incomplete.

91.    The disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion.

2.	Evercore’s Analyses and Fairness Opinion

92.    With respect to Evercore’s Discounted Cash Flow Analysis, the Recommendation Statement says that “Evercore estimated a terminal value for Aerohive by applying a perpetuity growth rate of 2.5% to 4.5% to the estimated fiscal year 2023 unlevered free cash flow, adjusted to assume an equivalent level of projected capital expenditure and projected depreciation and amortization.” The recommendation statement omits Evercore’s basis for using an assumed perpetuity growth rate of 2.5% to 4.5% in calculating a range of terminal values for Aerohive. Evercore’s Discounted Cash Flow Analysis also fails to disclose the terminal value for Aerohive and Aerohive’s net debt.

CLASS ACTION COMPLAINT	-22-

93.    With respect to Evercore’s Selected Public Companies Trading Multiples analysis, the Recommendation Statement fails to disclose (i) the basis or parameters used, if any, for the determination that (a) the companies selected were similar for purposes of the analysis and (b) the financial information of the selected companies were similar for purposes of the analysis; (ii) the parameters for determining the market size and product profile for the selected companies; and (iii) the inputs and specific information used in calculating the specific Enterprise Value Multiple of EBITDA for each of the selected companies.

94.    With respect to Evercore’s Precedent Transaction Analysis, the Recommendation Statement fails to explain why 23 (40%) of 58 precedent transactions were selected and included when there was no publicly available data that Evercore was aware of, how such transactions could provide any precedent absent any financial data, and whether and how the inclusion of such data affected calculation of any percentiles or averages.

95.    With respect to Evercore’s Premium Paid Analysis, the Solicitation Statement fails to disclose the transactions observed by Evercore and the premiums paid therein.

96.    With respect to the Evercore Research Analyst Price Targets factor, the Recommendation Statement fails to disclose which public equity research analysts were reviewed and each of their specific price targets. This is particularly important where, as here, Evercore disclosed that it “reviewed publicly available share price targets of research analysts’ estimates known to Evercore as of June 25, 2019.”

97.    Additionally, Evercore’s Discounted Cash Flow Analysis “was … reduced by the amount of Aerohive’s net debt (calculated as debt less cash and cash equivalents and short-term investments) as of June 21, 2019,” and its Precedent Transaction Analysis states that it calculated “by reducing the range of implied enterprise values by the amount of Aerohive’s net debt (calculated as debt less cash and cash equivalents and short-term investments) as of June 21, 2019.” Aerohive’s net debt as of June 21, 2019 is undisclosed. However, as of March 31, 2019, Aerohive had $20 million outstanding under a revolving credit facility and no other debt, and as of the Offer, Aerohive had a net cash balance of approximately $62 million. The Recommendation Statement does not disclose how or why resulting values were reduced by debt given the Company’s large cash balance, or whether or to what extent the Company’s cash balance factored into the various analyses by Evercore.

CLASS ACTION COMPLAINT	-23-

98.    When a banker’s endorsement of a transaction’s fairness is touted to shareholders in seeking their approval of a proposed transaction, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

3.	The Process Leading up to the Proposed Transaction

99.    The Recommendation Statement provides that “On May 21, 2019, Aerohive and Party B entered into a letter agreement extending to April 1, 2020 the terms of a previously executed non-disclosure agreement.”

100.    The Recommendation Statement says that on August 8, 2018, Flynn was introduced to Meyercord, and that the two met to discuss a strategic transaction on September 18, 2019. The Recommendation Statement does not disclose if or when Flynn was authorized by the Board to engage in that conversation.

101.    Unlike the disclosure with respect to the “customary non-disclosure agreement” with Party C that is disclosed to have “automatically terminated” when Aerohive entered into a definitive agreement for a change of control transaction, there is no specification as to the previously executed non-disclosure agreement with Party B.

102.    The Recommendation Statement thus fails to disclose whether the agreements with Party B contain don’t-ask-don’t-waive (“DADW”) standstill provisions that are currently precluding Party B, which was the only other significant bidder for the Company, from making a topping bid for the Company.

103.    The Recommendation Statement discloses that Party C said “indicated … that it was no longer willing to proceed towards a potential acquisition of Aerohive in light of [inter alia] the overall transaction timing.” The Recommendation Statement does not disclose any reason that Aerohive was in a rush to sell, or why timing would be an immediate concern to it.

104.    The Recommendation Statement discloses that on May 1, 2019, Evercore presented a preliminary valuation analysis of Aerohive to the Special Transaction Committee and on May 28, 2019, Evercore presented the Board with an updated preliminary valuation analysis of Aerohive. The Recommendation Statement omits, however, the valuations arrived at by Evercore and the reason that Evercore’s analysis was updated.

*        *        *

CLASS ACTION COMPLAINT	-24-

105.    The omission of the foregoing information renders the “Background”; “Reasons for the Board’s Recommendation”, “Projected Financial Information” and “Opinion of Aerohive’s Financial Advisor” sections of the Recommendation Statement materially incomplete, in contravention of the Exchange Act.

PLAINTIFF’S CLASS ACTION ALLEGATIONS

106.    Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(2) and/or (b)(3) on behalf of a class consisting of all public holders of the Company’s common stock (the “Class”). Excluded from the Class are Defendants, Extreme, Purchaser, Evercore and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant or other excluded entity.

107.    The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class. As of July 8, 2019, there were 57,385,708 Shares of Aerohive Stock issued and outstanding.

108.    Record owners and other members of the Class may be identified from records maintained by Aerohive and/or its transfer agent(s) and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

109.    Plaintiff’s claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants’ wrongful conduct in violation of federal law that is complained of herein.

110.    Plaintiff will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

CLASS ACTION COMPLAINT	-25-

111.    Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a.	Whether Defendants have violated Section 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated thereunder;

b.	Whether the Individual Defendants have violated Section 14(e) of the Exchange Act;

c.	Whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

d.	Whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction consummated.

112.    Defendants have acted or refused to act on grounds generally applicable to the entire class, making final injunctive relief appropriate.

113.    A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

COUNT I

AGAINST ALL DEFENDANTS

FOR VIOLATIONS OF SECTION 14(d) and SEC RULE 14d-9

114.    Plaintiff repeats and realleges each and every allegation above as if fully set forth herein.

115.    Defendants have caused the Recommendation Statement to be issued with the intention of soliciting Aerohive stockholders to tender their shares in the Offer.

116.    Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure of all material information in connection with tender offers.

CLASS ACTION COMPLAINT	-26-

117.    The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omission renders the Recommendation Statement materially false and/or misleading.

118.    The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the other members of the Class, who will be deprived of their right to make an informed decision whether to tender their shares or seek appraisal if such misrepresentations and omissions are not corrected prior to the expiration of the Offer. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT II

AGAINST ALL DEFENDANTS

FOR VIOLATIONS OF SECTION 14(e)

119.    Plaintiff repeats and re-alleges each and every allegation contained above as if fully set forth herein.

120.    Defendants violated Section 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the Offer.

121.    Defendants knew that Plaintiff and the other members of the Class would rely upon the Recommendation Statement in determining whether to tender their shares pursuant to the Offer or seek appraisal.

122.    As a direct and proximate result of these Defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff and the other members of the Class have sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in deciding whether or not to tender their shares or seek appraisal.

CLASS ACTION COMPLAINT	-27-

COUNT III

AGAINST THE INDIVIDUAL DEFENDANTS

FOR VIOLATIONS OF SECTION 20(a)

123.    Plaintiff repeats and re-alleges each and every allegation contained above as if fully set forth herein.

124.    The Individual Defendants acted as controlling persons of Aerohive within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers or directors of Aerohive and participation in or awareness of the Company’s operations or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control, and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

125.    The Individual Defendants were provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

126.    In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document.

127.    In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Recommendation Statement purports to describe the various issues and information that they reviewed and considered — descriptions which had input from the Individual Defendants.

CLASS ACTION COMPLAINT	-28-

128.    By virtue of their positions as controlling persons, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants’ wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases of the Company’s securities during the Class Period.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

(a)    Determining that this action is a proper class action, designating Plaintiff as class representative under Rule 23 of the Federal Rules of Civil Procedure and Plaintiff’s counsel as Class Counsel;

(b)    Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

(c)    In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

(d)    Awarding compensatory, including appraisal damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants’ wrongdoing, in an amount to be proven at trial, including interest thereon;

(e)    Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(f)    Awarding such other and further relief as the Court may deem just and proper.

CLASS ACTION COMPLAINT	-29-

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

ABRAHAM, FRUCHTER & TWERSKY, LLP

Dated: July 17, 2019	By:	/s/ Takeo A. Kellar
TAKEO A. KELLAR
11622 El Camino Real, Suite 100 San Diego, CA 92130
Tel: (858) 764-2580
Fax: (858) 764-2582

-AND-

JEFFREY S. ABRAHAM (JAbraham@aftlaw.com)
MICHAEL J. KLEIN (mklein@aftlaw.com)
One Penn Plaza, Suite 2805 New York, NY 10119 Tel: (212) 279-5050
Fax: (212) 279-3655

CLASS ACTION COMPLAINT	-30-